CERTIFICATE OF QUALIFIED PERSON

G.H. Giroux

As a co-author of this report on certain mineral properties of Western Copper Corp., in the Yukon Territory of Canada, I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1) I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2) I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3) I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4) I have practiced my profession continuously since 1970. I have had over 30 years experience calculating mineral resources. I have previously completed resource estimations on a wide variety of porphyry Cu deposits, including Red Chris, Copper Mt., Prosperity, Schaft Cr., Zaldivar and Kemess South.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Instrument 43-101.

6) This report titled "Technical Report, Casino Project Pre-Feasibility Study Update, Yukon Territory, Canada" dated April 29, 2011, is based on a study of the data and literature available on the Casino Property. I am responsible for the Mineral Resource Estimate. I have not visited the property.

7) I have previously worked on this property in 1995 producing a resource estimation for Pacific Sentinel Gold Corp.

8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 29th day of April, 2011

G. H. Giroux, P.Eng., MASc.